FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

AUTONOMY CORPORATION PLC
Commission File No: 000-30716

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel:  44 (0)1223 448 000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On April 9, 2003, the Company issued a release announcing preliminary results for the Company’s first quarter ended March 31, 2003.  A copy of the release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1	Release issued on April 9, 2003, announcing preliminary results for the Company’s first quarter ended March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: April 9, 2003	By:	/s/ Andrew M. Kanter
Andrew M. Kanter
Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit
Number	Description

99.1	Release issued on April 9, 2003, announcing preliminary results for the Company’s first quarter ended March 31, 2003.